UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )*

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78116B102

(CUSIP Number)

Ralph Rubio
1902 Wright Place, Suite 300
Carlsbad, CA 92008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: Ralph Rubio
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
	8.	Shared Voting Power: 865,287(1)(2)
	9.	Sole Dispositive Power: 865,287(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 865,287(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%(2)
14.	Type of Reporting Person (See Instructions): IN

(1)	863,847 of the shares are held by Mr. Rubio in trust for the benefit of Mr. Rubio and his family; 1,440 of the shares are held by Mr. Rubio’s spouse as custodian for the benefit of his minor children.

(2)
By virtue of the proxy granted to MRRC Hold Co., a Delaware corporation, pursuant to the Voting Agreement described in Item 4 below, Parent may be deemed to share the power to vote the shares of Common Stock beneficially owned by Mr. Rubio in accordance with the terms of the Voting Agreement. See the discussion of the Voting Agreement contained in Item 4 below.

(3)
Percentage of shares reported is based upon 10,035,177 shares of Common Stock outstanding as of May 7, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1902 Wright Place, Suite 300, Carlsbad, California 92008.

Item 2.	Identity and Background.

(a)           Name of Person Filing: Ralph Rubio.

(b)           Business Address: 1902 Wright Place, Suite 300, Carlsbad, California 92008.

(c)           Mr. Rubio is the Chairman of the Board of Directors of the Issuer. The Issuer owns and operates high-quality, fast-casual Mexican restaurants, and its principal office and place of business is set forth in Item 1 above.

(d)-(e)     Mr. Rubio has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Rubio was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: United States of America

Item 3.	Source and Aount of Funds or Other Consideration.

All shares of Common Stock held by Mr. Rubio were acquired prior to the Issuer’s initial public offering of its Common Stock on May 20, 1999. Such shares of Common Stock were obtained by Mr. Rubio from time to time in connection with his position as a founder and executive officer of the Issuer.

Item 4.	Purpose of Transaction.

On May 9, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRRC Merger Co., a Delaware corporation (“Merger Sub”), and MRRC Hold Co., a Delaware corporation (“Parent”). Parent is wholly owned by Mill Road Capital, L.P. (“Mill Road”). Pursuant to the Merger Agreement, Parent will acquire the Issuer through the merger of Merger Sub with and into the Issuer (the “Merger”).  At the effective time of the Merger, each outstanding share of the Issuer’s Common Stock (other than shares owned by Parent and dissenting shares) will be converted into the right to receive $8.70 in cash.  This summary of the Merger Agreement is qualified in its entirety by reference to the full terms and provisions of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Mr. Rubio entered into a voting agreement with Parent (the “Voting Agreement”) pursuant to which Mr. Rubio has agreed, subject to the terms and conditions of the Voting Agreement, (i) to vote in favor of the Merger, (ii) to vote against any Takeover Proposal (as defined in the Merger Agreement), and (iii) not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of his obligations under the Voting Agreement. This summary of the Voting Agreement is qualified in its entirety by reference to the full terms and provisions of the Voting Agreement, which was filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Also, Mr. Rubio, indirectly through the Ralph Rubio and Dione Rubio Family Trust, is party to an Amended and Restated Investors’ Rights Agreement, dated as of November 19, 1997, as amended (the “Investors’ Rights Agreement”) whereby the Issuer granted Mr. Rubio certain registration rights. In connection with the Merger, Mr. Rubio, indirectly through the Ralph Rubio and Dione Rubio Family Trust, has entered into an Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010 (the “Standstill and Termination Agreement”), pursuant to which Mr. Rubio has agreed (i) not to exercise any demand registration rights as provided for in the Investors’ Rights Agreement; and (ii) the Investors’ Rights Agreement will terminate contingent upon and as of the effective time of the Merger. This summary of the Standstill and Termination Agreement is qualified in its entirety by reference to the full terms and provisions of the Standstill and Termination Agreement, which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           The information set forth under Items 11 and 13 on the attached cover page is incorporated by reference.

(b)           The information set forth under Items 7, 8, 9 and 10 on the attached cover page is incorporated by reference.

(c)           The following table details all of the transactions in the Common Stock of the Company that were effected by Mr. Rubio during the past sixty (60) days (each of which was effected in an open market transaction pursuant to a selling plan, dated May 20, 2009, in accordance with the requirements of Rule 10b5-1):

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
4/7/10	Sale	800	Common Shares	$8.00
4/7/10	Sale	300	Common Shares	$8.01
4/7/10	Sale	200	Common Shares	$8.03
4/7/10	Sale	200	Common Shares	$8.10
4/21/10	Sale	100	Common Shares	$8.30
4/21/10	Sale	100	Common Shares	$8.31
4/21/10	Sale	200	Common Shares	$8.33
4/21/10	Sale	100	Common Shares	$8.335
4/21/10	Sale	50	Common Shares	$8.36
4/21/10	Sale	550	Common Shares	$8.37
4/21/10	Sale	400	Common Shares	$8.38
5/5/10	Sale	100	Common Shares	$7.96
5/5/10	Sale	373	Common Shares	$7.99
5/5/10	Sale	116	Common Shares	$8.00
5/5/10	Sale	200	Common Shares	$8.01
5/5/10	Sale	200	Common Shares	$8.02
5/5/10	Sale	511	Common Shares	$8.03
5/19/10	Sale	1,400	Common Shares	$8.50
5/19/10	Sale	100	Common Shares	$8.51

(d)           Except as described under Items 8 and 9 on the attached cover page, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Mr. Rubio as of the date hereof.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 4 and 5 above is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
 Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’sRestaurants, Inc., MRRC Merger Co. and MRRC Hold Co. (incorporated byreference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.2
Voting Agreement, dated as of May 9, 2010, by and between MRRC Hold Co. and Ralph Rubio (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.3
Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by and between Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralph Rubio

Dated: May 21, 2010	By: